FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Company update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

ICICI Bank has received a media query with respect to the inquiry that was commissioned in 2016. In order to avoid asymmetry of information and selective disclosure, the Bank is issuing this statement.

There was a media report in 2016 which alleged nepotism and conflict of interest on the part of Ms. Chanda Kochhar, the then MD & CEO of ICICI Bank, while sanctioning loans to a corporate group.

The then Chairman of the Board of Directors of ICICI Bank engaged a reputed law firm for conducting an inquiry into the allegations made in such media report. All concerned parties (including the Bank) cooperated with the inquiry and furnished necessary records, documents and statements. The law firm submitted its report in December 2016 stating that it had found no evidence of nepotism and conflict of interest on the part of Ms. Kochhar and accordingly the matter was treated as closed.

When further media reports surfaced in March 2018 on the same matter, the Board of Directors, inter alia, basis the inquiry report of the law firm, issued a statement expressing confidence in Ms. Kochhar.

Subsequent to additional whistle-blower allegations and further information made available to the Bank, the Board of Directors determined the need for a fresh inquiry, which was announced on May 30, 2018. Further, the Bank informed the law firm about the said developments, whereupon the law firm expressed that its earlier report would no longer be valid.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 23, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager